SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

Amendment No. 5
to
SCHEDULE 14D-9
(RULE 14d-101)
___________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

___________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

___________

WITH COPIES TO:

     Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008, as amended, by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the first full paragraph of the subsection “(b) Arrangements with Parent and Offeror”:

     “On February 4, 2008, Royal Philips and the Company announced that Offeror had extended the expiration date of the Offer to 12:00 midnight (New York City time) on February 22, 2008 and that the Agreement had been amended to provide that Offeror is required to extend the first expiration date of the Offer from 12:00 midnight (New York City time) on February 1, 2008 to 12:00 midnight (New York City time) on February 22, 2008. A copy of the joint press release is filed as Exhibit (a)(10) hereto and is incorporated by reference. A copy of the amendment to the Agreement is filed as Exhibit (e)(13) hereto and is incorporated by reference.”

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection at the end of Item 8:

     “(i) Extension of Offer

     On February 4, 2008, Royal Philips and the Company announced that Offeror had extended the expiration date of the Offer to 12:00 midnight (New York City time) on February 22, 2008. A copy of the joint press release is filed as Exhibit (a)(10) hereto and is incorporated by reference.”

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(10)	Joint Press Release, issued by Royal Philips and the Company, dated February 4, 2008
(incorporated herein by reference to Exhibit (a)(2)(D) to Schedule TO filed with the SEC by
Offeror on February 4, 2008).
(e)(13)	First Amendment to Agreement and Plan of Merger, dated as of February 1, 2008, among
Parent, Offeror and the Company (incorporated herein by reference to Exhibit (d)(8) to
Schedule TO filed with the SEC by Offeror on February 4, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.
By: /s/ Steven P. Fulton
Name: Steven P. Fulton
Title: Vice President and General Counsel
Dated: February 4, 2008